ARETANIUM EXECUTIVE GROUP, INC.

Consolidated Financial Statements For Year-To-Date Ended September 30, 2020, The Year Ended December 31, 2019, and The Year Ended December 31, 2018

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

Description	Page

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Board of ARETANIUM EXECUTIVE GROUP, INC.

We have reviewed the accompanying consolidated financial statements of ARETANIUM EXECUTIVE GROUP, INC. (the "Company"), which comprise the Balance Sheet, Profit & Loss Statement, Statement of Shareholders Equity, and Statement of Cashflows for The Year-To-Date Ended September 30, 2020, The Year Ended December 31, 2019, and The Year Ended December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Omar Alnuaimi, CPA

Naperville, IL
November 13, 2020

ARETANIUM EXECUTIVE GROUP, INC.
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue	
Total Revenue	-
Gross Profit	-
Operating Expense	
Advertising Expense	256
Promotions Expense	270
Bank Fees	64
Legal & Professional Fees	30
Licenses & Fees	381
Office Supplies	142
Utilities Expense	56
Total Operating Expenses	1,199
Net Income From Operations	(1,199)
Net Income Before Provision for Income Tax	(1,199)
Provision for Income Taxes	-
Net Income (Loss)	$ (1,199)

ARETANIUM EXECUTIVE GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2018

<u>**ASSETS**</u>

CURRENT ASSETS

Cash and Cash Equivalents	$	1,639
TOTAL CURRENT ASSETS		1,639
TOTAL ASSETS		1,639

<u>**LIABILITIES AND OWNER'S EQUITY**</u>

TOTAL LIABILITIES	-

OWNER'S EQUITY

Owner's Contribution	2,838
Retained Earnings (Deficit)	-
Net Income (Loss)	(1,199)
TOTAL SHAREHOLDERS' EQUITY	1,639
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,639

ARETANIUM EXECUTIVE GROUP, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES

Net Income	$	(1,199)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(1,199)

INVESTING ACTIVITIES

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-

FINANCING ACTIVITIES

Owner's Capital	2,838
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	2,838

NET INCREASE (DECREASE) IN CASH		1,639
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF PERIOD	$	1,639


ARETANIUM EXECUTIVE GROUP, INC.
STATEMENT OF SHAREHOLDERS EQUITY
December 31, 2018


	Opening Equity Balance		Yearly Changes		Total	
Balance, December 31, 2017	$	-	$	-	$	-
Net Income for the period ending December 31, 2018		-		(1,199)		(1,199)
Equity Contributions (Distributions)		-		2,838		2,838
Balance, December 31, 2018	$	-	$	1,639	$	1,639

ARETANIUM EXECUTIVE GROUP, INC.
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue	
Sales	181,292
Total Revenue	181,292
Cost of Goods Sold	3,481
Gross Profit	177,811
Operating Expense	
Professional Services	125,053
Accounting Fees	1,836
Advertising & Marketing	4,535
Bank Fees	1,090
Charitable Contributions	7,379
Dues & Subscriptions	580
Legal & Professional Fees	5,082
Meals & Entertainment	641
Office Supplies & Software	11,510
Misc. Taxes & Licenses	1,212
Travel Expense	3,846
Misc. Expense	1,479
Utilities	140
Total Operating Expenses	164,383
Net Income From Operations	13,428
Other Income (Expense)	
Misc. Income	641
Interest Expense	(1,262)
Net Income Before Provision for Income Tax	12,807
Provision for Income Taxes	-
Net Income (Loss)	$ 12,807

ARETANIUM EXECUTIVE GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2019

<u>**ASSETS**</u>

CURRENT ASSETS

Cash and Cash Equivalents	$	55,767
Loan Receivable		4,000
Inventory		6,861
TOTAL CURRENT ASSETS		66,628

NON-CURRENT ASSETS

	-
TOTAL NON-CURRENT ASSETS	-
TOTAL ASSETS	66,628

<u>**LIABILITIES AND OWNER'S EQUITY**</u>

CURRENT LIABILITIES

Company Credit Card	24,184
Due to Shareholder	17,571
TOTAL CURRENT LIABILITIES	41,755

NON-CURRENT LIABILITIES

	-
TOTAL NON-CURRENT LIABILITIES	-
TOTAL LIABILITIES	41,755

OWNER'S EQUITY

SAFE Instrument	10,000
Owner's Contribution	2,750
Retained Earnings (Deficit)	(684)
Net Income (Loss)	12,807
TOTAL SHAREHOLDERS' EQUITY	24,873

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	66,628

ARETANIUM EXECUTIVE GROUP, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES

Net Income	$ 12,807
Changes in Operating Assets and Liabilities	
Increase is Company Credit Card	22,204
Increase in Inventory	(512)
Increase in Loan Receivable	(4,000)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	30,499

INVESTING ACTIVITIES

	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-

FINANCING ACTIVITIES

Owner's Capital (Draw)	(88)
Increase in Due to Shareholders	12,000
Future Equity (SAFE Agreement)	10,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	21,912

NET INCREASE (DECREASE) IN CASH	52,411
CASH AT BEGINNING OF PERIOD	3,356
CASH AT END OF PERIOD	$ 55,767

ARETANIUM EXECUTIVE GROUP, INC.
STATEMENT OF SHAREHOLDERS EQUITY
December 31, 2019

	Opening Equity Balance	Yearly Changes (A)	Total
Balance, December 31, 2018	$ 1,639	$ 515	$ 2,154
Net Income for the period ending December 31, 2019	-	12,807	12,807
Equity Contributions (Distributions)	-	9,912	9,912
Balance, December 31, 2019	$ 1,639	$ 23,234	$ 24,873

(A) Increase of $515 is due to the acquisition of Veterans Publishing. See accompanying notes for more information.

ARETANIUM EXECUTIVE GROUP, INC.
PROFIT & LOSS STATEMENT
FOR THE YEAR TO DATE ENDED SEPTEMBER 30, 2020

Revenue	
Sales	296,318
Total Revenue	296,318
Cost of Goods Sold	1,946
Gross Profit	294,372
Operating Expense	
Advertising & Marketing	6,532
Bank Fees	244
Chartiable Contributions	1,490
Contract Labor	149,023
Dues & Subscriptions	517
Legal & Professional Fees	69,150
Meals & Entertainment	184
Office Supplies & Software	23,406
Storage Expense	450
Utilities	224
Taxes & Licenses	2,535
Total Operating Expenses	253,755
Net Income From Operations	40,617
Other Income (Expense)	
Misc. Income	720
Interest Expense	(2,866)
Net Income Before Provision for Income Tax	38,471
Provision for Income Taxes	-
Net Income (Loss)	$ 38,471

ARETANIUM EXECUTIVE GROUP, INC.
BALANCE SHEET
SEPTEMBER 30, 2020

<u>ASSETS</u>

CURRENT ASSETS

Cash and Cash Equivalents	$	23,094
Accounts Receivable		67,375
Inventory		2,115
TOTAL CURRENT ASSETS		92,584

NON-CURRENT ASSETS

	-
TOTAL NON-CURRENT ASSETS	-
TOTAL ASSETS	92,584

<u>LIABILITIES AND OWNER'S EQUITY</u>

CURRENT LIABILITIES

Company Credit Card	21,741
TOTAL CURRENT LIABILITIES	21,741

NON-CURRENT LIABILITIES

TOTAL NON-CURRENT LIABILITIES	-
TOTAL LIABILITIES	21,741

OWNER'S EQUITY

SAFE Instrument		17,500
Owner's Contribution		2,750
Retained Earnings (Deficit)		12,122
Net Income (Loss)		38,471
TOTAL SHAREHOLDERS' EQUITY		70,843
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	92,584

ARETANIUM EXECUTIVE GROUP, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR TO DATE ENDED SEPTEMBER 30, 2020

OPERATING ACTIVITIES

Net Income	$ 38,471
Changes in Operating Assets and Liabilities	
Decrease is Company Credit Card	(2,443)
Decrease in Inventory	4,745
Decrease in Loan Receivable	4,000
Increase in Account Receivable	(67,375)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(22,602)

INVESTING ACTIVITIES

	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-

FINANCING ACTIVITIES

Decrease in Due to Shareholders	(17,571)
Future Equity (SAFE Agreement)	7,500
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(10,071)
NET INCREASE (DECREASE) IN CASH	(32,673)
CASH AT BEGINNING OF PERIOD	55,767
CASH AT END OF PERIOD	$ 23,094


ARETANIUM EXECUTIVE GROUP, INC.
STATEMENT OF SHAREHOLDERS EQUITY
SEPTEMBER 30, 2020


	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019	$ 24,873	$ -	$ 24,873
Net Income for the period ending September 30, 2020	-	38,471	38,471
Equity Contributions (Distributions)	-	7,500	7,500
Balance, September 30, 2020	$ 24,873	$ 45,971	$ 70,843

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ARETANIUM EXECUTIVE GROUP, INC. (the "Company") is a provider of various consulting services and software subscriptions. In 2019, the Company completed an acquisition of 'Veterans Publishing' which was a company mainly providing consumer products such as books and nutritional supplements. After the acquisition in 2019, the Company continues to provide the same consumer products in addition to various consulting services and software subscriptions.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable are recorded at the estimated realizable value. The Company continuously assesses the collectability of outstanding customers' invoices, and in doing such, the Company maintains an allowance for estimated losses resulting from the non-collection of customer receivables. In estimating the allowances, the Company considers factors such as: historical collection experience, a customers' current credit-worthiness, customer concentrations, age of the receivables balance – both individual and in aggregate, and the general economic condition that may affect a customer's ability to pay. Actual customer collections could differ from the Company's estimates. At September 30, 2020, December 31, 2019, & December 31, 2018, the Company did not provide for an allowance for doubtful accounts, as all amounts outstanding were deemed collectible.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

Revenues are primarily derived from the sale of software subscriptions, consulting services, and consumer products. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonable assured.

The determination of whether fees and fixed or determinable and collection is reasonable assured involves the use of assumptions. Contract terms and customer information are evaluated to ensure that these criteria are met prior to recognition of revenue.

Income Taxes

At September 30, 2020, December 31, 2019, & December 31, 2018, the Company recognized no provision or benefit from income taxes. The difference between the Company's provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 21% to income before income taxes is primarily attributable to the change in the valuation allowance.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Inventory

The Company's inventory includes minor raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

NOTE C - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE D – MEMBER'S EQUITY

The Company is registered as a C-Corp. The below summarizes the current ownership structure:

Capitalization Table Prior to Investment				
Shareholder	Common Stock	Common Options	Fully Diluted	% FD
Founder: Reed	200,000	-	200,000	20.0%
Founder: Stewart	200,000	-	200,000	20.0%
Founder: Fresco	40,000	40,000	80,000	8.0%
Founder: Doolittle	20,000	25,000	45,000	4.5%
NeuronLeaders (IP transfer)	130,000	-	130,000	13.0%
Advisers: TBD	10,000	20,000	30,000	3.0%
Advisers: TBD	-	5,000	5,000	0.5%
Us4Warriors	10,000	-	10,000	1.0%
Pre-Investment Option	-	100,000	100,000	10.0%
Investment Pool (Preferred)	200,000	-	200,000	20.0%
Total	**810,000**	**190,000**	**1,000,000**	**100%**

Total Shares Issued   1,000,000

Cap Table Summary		
Shareholder	Fully Diluted	% FD
Founders	655,000	65.5%
Advisors	45,000	4.5%
Option Pool	100,000	10.0%
Investment Pool (Preferred)	200,000	20.0%
TOTAL	**1,000,000**	**100.0%**

Security Definitions
Common Options: Frequently issued to employees, board members, and advisors. Common options provide the holder with the right to purchase a share of the company's common stock for a fixed price in the future (strike price).
Common Stock: Frequently held by employees who have exercised their vested options or by founders.
Preferred Stock: Preferred stock is commonly issued to investors, for example in Series A and B rounds.

NOTE E - SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 13, 2020, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.